Exhibit 99.3
Appendix 4D
Sims Metal Management Limited
ABN 69 114 838 630
Half Year Report
Results for announcement to the market
Half year ended: 31 December 2011
Previous corresponding period: 31 December 2010

Results				A$m

Revenue from ordinary activities	Up	16.0%	to	4,586.9

Loss from ordinary activities after tax attributable to members*	Down	1,228.8%	to	(556.5)

Net loss for the period attributable to members*	Down	1,228.8%	to	(556.5)

* Includes A$593.7 million non-cash goodwill impairment charge

Dividends for the half year period	Cents per	% Franked per
	Security	Security (1)

Current period interim dividend	10.0	0%
Previous corresponding period interim dividend	12.0	42%

Record date	22 March 2012
Payment date	10 April 2012
(1) The entire unfranked portion of the dividend is declared to be nil conduit foreign income.
Accordingly the entire unfranked portion payable to non-residents will be subject to a 15% non-resident shareholders’ withholding tax.

Net tangible assets	31 December	31 December
	2011	2010

Net tangible asset per security	A$8.51	A$8.51
For further explanation of the above figures, please refer to the Directors’ Report, press release and market presentations filed with the Australian Securities Exchange Limited (“ASX”).
The remainder of the information required by Listing Rule 4.2A is contained in the attached additional information.
The half year financial report is based on accounts which have been subject to an independent review and are not subject to dispute or qualification.

Directors’ report
Your directors present their report on the consolidated entity (the “Group”) consisting of Sims Metal Management Limited (the “Company”) and the entities it controlled at the end of, or during, the half year ended 31 December 2011.
Directors
The following persons listed below were directors of the Company during the half year and up to the date of this report:

Name	Title

Executive Director:

Daniel W Dienst	Executive Director and Group Chief Executive Officer

Non-Executive Directors:

Paul J Varello	Chairman and Independent Non-Executive Director

Norman R Bobins[1]	Independent Non-Executive Director

Geoffrey N Brunsdon[2]	Deputy Chairman and Independent Non-Executive Director

John T DiLacqua[3]	Independent Non-Executive Director

J Michael Feeney	Independent Non-Executive Director

Robert Lewon[4]	Independent Non-Executive Director

Gerald E Morris[1]	Independent Non-Executive Director

Christopher J Renwick	Independent Non-Executive Director

Heather Ridout[3]	Independent Non-Executive Director
M Paul Sukagawa	Non-Independent, Non-Executive Director

James T Thompson	Independent Non-Executive Director

1  Messrs Bobins and Morris were re-elected as Independent Non-Executive Directors at the Company’s annual general meeting on 10 November 2011.
2  Mr Brunsdon was appointed Deputy Chairman on 1 September 2011.
3  Mr DiLacqua and Ms Ridout were appointed to the Board of Directors on 1 September 2011 and were re-elected as Independent Non-Executive Directors at the Company’s annual general meeting on 10 November 2011.
4  Mr Lewon retired from the Board of Directors on 10 November 2011.
Review of Operations
A review of the operations of the Group during the half year and the results of those operations are set out in the press release announcing the results for the half year as lodged with the ASX.
Auditor’s Independence Declaration
A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 3.
Rounding of Amounts
The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest one hundred thousand dollars, unless otherwise indicated.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board of Directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer

Houston	Sydney
16 February 2012	17 February 2012

Auditor’s Independence Declaration
As lead auditor for the review of Sims Metal Management Limited for the half year ended 31 December 2011, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Sims Metal Management Limited and the entities it controlled during the period.

Andrew J Parker	Sydney
Partner	17 February 2012
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

Sims Metal Management Limited
Consolidated Income Statements
For the half year ended 31 December 2011

		Half year ended
		31 December
		2011	2010
	Note	A$m	A$m

Revenue	2	4,586.9	3,954.3

Other income	4	36.9	18.4
Raw materials used and changes in inventories		(3,575.2)	(2,936.4)
Freight expense		(341.7)	(343.5)
Employee benefits expense		(226.7)	(200.0)
Depreciation and amortisation expense	4	(64.3)	(66.5)
Repairs and maintenance expense		(61.3)	(59.0)
Other expenses		(289.9)	(286.9)
Goodwill impairment charge	9	(556.8)	-
Finance costs		(12.0)	(12.1)
Impairment of goodwill in jointly controlled entity	10	(57.5)	-
Share of pre-tax (loss)/profit of investments accounted for using the equity method	10	(1.4)	3.8

(Loss)/profit before income tax		(563.0)	72.1

Income tax benefit/(expense)	5	6.5	(22.8)

(Loss)/profit for the half year		(556.5)	49.3

(Loss)/earnings per share:		A¢	A¢

Basic	3	(270.0)	24.1
Diluted	3	(270.0)	24.0
The consolidated income statements should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Comprehensive Income
For the half year ended 31 December 2011

		Half year ended
		31 December
		2011	2010
	Note	A$m	A$m

(Loss)/profit for the half year		(556.5)	49.3

Other comprehensive income/(loss)
Changes in the fair value of other financial assets, net of tax		-	0.8
Changes in the fair value of derivatives held as cash flow hedges, net of tax		(0.6)	2.0
Exchange differences on translation of foreign operations, net of tax		96.2	(419.6)
Actuarial (loss)/gain on defined benefit plans, net of tax		(5.2)	2.6

Other comprehensive income/(loss) for the half year, net of tax		90.4	(414.2)

Total comprehensive loss for the half year		(466.1)	(364.9)

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Financial Position
As at 31 December 2011

		31 December	30 June
		2011	2011
	Note	A$m	A$m
ASSETS
Current assets
Cash and cash equivalents		121.4	165.5
Trade and other receivables		539.8	606.7
Inventory		983.4	978.5
Other financial assets		24.1	15.8

Total current assets		1,668.7	1,766.5

Non-current assets
Receivables		7.6	9.6
Investments accounted for using the equity method	10	262.6	310.3
Other financial assets		2.3	2.7
Property, plant and equipment		939.1	865.5
Retirement benefit assets		-	0.9
Deferred tax assets		102.3	99.4
Goodwill	9	507.2	988.7
Other intangible assets		134.8	136.2

Total non-current assets		1,955.9	2,413.3

Total assets		3,624.6	4,179.8

LIABILITIES
Current liabilities
Trade and other payables		594.1	747.3
Borrowings		0.2	0.5
Other financial liabilities		1.8	5.8
Current tax liabilities		14.9	32.6
Provisions		26.9	37.1

Total current liabilities		637.9	823.3

Non-current liabilities
Payables		4.9	3.7
Borrowings		445.2	291.2
Deferred tax liabilities		115.5	119.6
Provisions		21.1	18.6
Retirement benefit obligations		7.2	2.9

Total non-current liabilities		593.9	436.0

Total liabilities		1,231.8	1,259.3

Net assets		2,392.8	2,920.5

EQUITY
Contributed equity	11	2,817.2	2,817.9
Reserves		(339.5)	(446.3)
Retained (deficit)/earnings		(84.9)	548.9

Total equity		2,392.8	2,920.5

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Changes in Equity
For the half year ended 31 December 2011

		Contrib-		Retained
		uted		(deficit)/	Total
		equity	Reserves	earnings	equity
	Note	A$m	A$m	A$m	A$m
Balance at 1 July 2011		2,817.9	(446.3)	548.9	2,920.5

Loss for the half year		-	-	(556.5)	(556.5)
Other comprehensive income		-	95.6	(5.2)	90.4

Total comprehensive (loss)/income for the half year		-	95.6	(561.7)	(466.1)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	6	-	-	(72.1)	(72.1)
Share-based payments		1.5	11.2	-	12.7
Buy-back of ordinary shares	11	(25.6)	-	-	(25.6)
Dividend reinvestment plan	6	23.4	-	-	23.4

		(0.7)	11.2	(72.1)	(61.6)

Balance at 31 December 2011		2,817.2	(339.5)	(84.9)	2,392.8

Balance at 1 July 2010		2,795.2	58.1	425.5	3,278.8

Profit for the half year		-	-	49.3	49.3
Other comprehensive income		-	(416.8)	2.6	(414.2)

Total comprehensive (loss)/income for the half year		-	(416.8)	51.9	(364.9)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	6	-	-	(46.9)	(46.9)
Share-based payments		3.7	10.1	-	13.8
Dividend reinvestment plan	6	11.5	-	-	11.5

		15.2	10.1	(46.9)	(21.6)

Balance at 31 December 2010		2,810.4	(348.6)	430.5	2,892.3

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Cash Flows
For the half year ended 31 December 2011

		Half year ended 31
		December
		2011	2010
	Note	A$m	A$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		4,700.7	4,052.0
Payments to suppliers and employees (inclusive of goods and services tax)		(4,635.3)	(3,944.4)
Interest received		1.6	1.9
Interest paid		(10.4)	(9.7)
Dividends received from associates and jointly controlled entities		2.9	1.9
Insurance recoveries		2.7	-
Income taxes paid		(45.2)	(27.7)

Net cash inflow from operating activities		17.0	74.0

Cash flows from investing activities
Payments for property, plant and equipment		(68.6)	(79.6)
Payments for acquisition of subsidiaries, net of cash acquired	8	(64.3)	(42.9)
Proceeds from sale of property, plant and equipment		3.6	2.3
Payments for other financial assets		(0.8)	(27.7)
Proceeds from sale of other financial assets		0.3	54.4
Return of capital from associates and jointly controlled entities		0.3	-
Loan to third parties		(15.4)	(6.0)
Proceeds from repayment of third party loans		6.2	0.1

Net cash outflow from investing activities		(138.7)	(99.4)

Cash flows from financing activities
Proceeds from borrowings		1,039.7	1,437.7
Repayment of borrowings		(894.2)	(1,389.8)
Fees paid for loan facilities		(0.1)	(1.0)
Proceeds from issue of shares		1.5	3.7
Payments for shares bought back	11	(25.2)	-
Dividends paid	6	(48.7)	(35.4)

Net cash inflow from financing activities		73.0	15.2

Net decrease in cash and cash equivalents		(48.7)	(10.2)
Cash and cash equivalents at the beginning of the half year		165.5	132.3
Effects of exchange rate changes on cash and cash equivalents		4.6	(16.1)

Cash and cash equivalents at the end of the half year		121.4	106.0

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 1 – Summary of significant accounting policies
(a) Reporting entity
Sims Metal Management Limited (the “Company”) is a company domiciled in Australia. The consolidated financial statements for the half year ended 31 December 2011 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates, jointly controlled entities and joint venture operations. The consolidated financial statements are presented in Australian dollars (A$), which is the Group’s presentational currency.
(b) Basis of preparation
The half year financial report is a general purpose financial report prepared in accordance with Australian Accounting Standards Board (“AASB”) 134 Interim Financial Reporting and the requirements of the Corporations Act 2001.
The half year financial report does not include all the notes normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual financial report for the year ended 30 June 2011 and any public announcements made by the Company during the half year ended 31 December 2011 in accordance with the continuous disclosure requirements of the Corporations Act 2001.
Compliance with IFRS
International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half year financial report also complies with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
Critical accounting estimates
The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 1(c) of the annual financial report for the year ended 30 June 2011.
Reclassifications
Certain reclassifications have been made to prior period amounts to conform to the current period financial statement presentation with no significant impact effect on the previously reported consolidated financial statements.
(c) Accounting policies
There are a number of new and amended accounting standards issued by the AASB and IASB which are applicable for reporting periods beginning on or after 1 July 2011. The Group has adopted all the mandatory new and amended accounting standards issued that are relevant to its operations and effective for the current reporting period. There was no material impact on the half year financial report as a result of the new and amended accounting standards adopted.
Other than the policy discussed below, the Group’s significant accounting policies have remained unchanged from the annual financial report for the year ended 30 June 2011.
Contributed equity
When the Group purchases any of its equity instruments, for example as a result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from contributed equity and any reacquired shares are cancelled upon their purchase.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 2 – Segment information
(a) Description of segments
The Group is principally organised geographically and then by line of business. While the CEO evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America - comprising the United States of America and Canada.
•	Australasia - comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong and South Africa.
•	Europe - comprising the United Kingdom, Sweden, Belgium, the Netherlands, Germany, Poland, the Czech Republic, Hungary, Austria and Croatia.
The Group also reports revenues by the following product groups:
•	Ferrous secondary recycling - comprising the collection, processing and trading of iron and steel secondary raw material.
•	Non-ferrous secondary recycling - comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.
•	Secondary processing - comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.
•	Recycling solutions - comprising the provision of environmentally responsible solutions for the disposal of post- consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.
There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2011.
(b) Information about reportable segments

	North	Austral-
	America	asia	Europe	Total
	A$m	A$m	A$m	A$m
Half year ended 31 December 2011

Total sales revenue	3,044.1	639.2	900.6	4,583.9
Other revenue	0.3	2.3	0.4	3.0

Total segment revenue	3,044.4	641.5	901.0	4,586.9

Segment EBIT	(577.8)	34.1	(8.9)	(552.6)

Interest income				1.6
Finance costs				(12.0)

Loss before income tax				(563.0)

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 2 – Segment information (continued)
(b) Information about reportable segments (continued)

	North	Austral-
	America	asia	Europe	Total
	A$m	A$m	A$m	A$m
Half year ended 31 December 2010

Total sales revenue	2,575.4	679.4	696.1	3,950.9
Other revenue	0.4	2.8	0.2	3.4

Total segment revenue	2,575.8	682.2	696.3	3,954.3

Segment EBIT	26.6	19.3	36.4	82.3

Interest income				1.9
Finance costs				(12.1)

Profit before income tax				72.1

Segment asset information is as follows:

	31 December	30 June
	2011	2011
	A$m	A$m
North America	2,157.3	2,656.0
Australasia	650.4	633.0
Europe	816.9	890.8

Total assets	3,624.6	4,179.8

(c) Revenue by product

	Half year ended
	31 December
	2011	2010
	A$m	A$m
Ferrous secondary recycling	3,183.5	2,663.0
Non-ferrous secondary recycling	840.9	796.8
Secondary processing	62.6	100.1
Recycling solutions	496.9	391.0

Total sales revenue	4,583.9	3,950.9

Note 3 – Earnings per share

	Half year ended
	31 December
	2011	2010
(Loss)/earnings per share (in cents)
Basic	(270.0)	24.1
Diluted	(270.0)	24.0

Weighted average number of shares used in the denominator (‘000)
Basic shares	206,103	204,175
Dilutive effect of share based awards	-	1,111

Diluted shares	206,103	205,286

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 3 – Earnings per share (continued)
Due to the loss after tax for the half year ended 31 December 2011, the dilutive effect of share-based awards, which was approximately 1,674,000 shares, was not included as the result would have been anti-dilutive.
Note 4 – (Loss)/profit before income tax
(Loss)/profit before income tax includes the following items whose disclosures are relevant to explaining the financial performance of the Group:

	Half year ended
	31 December
	2011	2010
	A$m	A$m
(a) Other income
Net gain on held for trading commodity derivatives	26.7	-
Net gain on held for trading currency derivatives	1.8	-
Net gain on disposal of property, plant and equipment	1.5	0.9
Insurance recoveries	2.7	-
Government grants	0.3	0.4
Third party commissions	2.4	1.0
Gain on sale of other financial assets	-	11.0
Commercial settlement	-	3.0
Net foreign exchange gain	-	0.4
Other	1.5	1.7

	36.9	18.4

(b) (Loss)/profit before income tax includes the following specific expenses Depreciation and amortisation:
Depreciation expense	51.4	51.7
Amortisation expense	12.9	14.8

	64.3	66.5

Net loss on held for trading currency derivatives	-	1.1
Net loss on held for trading commodity derivatives	-	39.1
Net foreign exchange loss	2.8	-

(c) (Loss)/profit before income tax includes the following expenses which are included due to their size or nature
Impairment losses/(reversals):
Impairment of goodwill (Note 9)	556.8	-
Impairment of goodwill in jointly controlled entity (Note 10)	57.5	-
Impairment of trade receivables[1]	4.9	0.3
Reversal of impairment of property, plant and equipment	(3.0)	-

Write-down of inventories to net realisable value	7.7	0.7
Natural disaster related expenses	1.6	-
Transaction costs related to business combinations	1.2	0.4
Equity-settled share-based payments expense[2]	14.0	6.9
Cash-settled share-based payments expense	0.3	0.1

1 2011 amount includes A$4.4 million provision related to a receivable that was partially impaired as a result of a customer bankruptcy.
2 2011 amount includes A$6.0 million of expense associated with non-recurring long term incentive expense.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 5 – Income tax
The prima facie income tax on (loss)/profit before income tax differs from the income tax in the consolidated income statement and is reconciled as follows:

	Half year ended
	31 December
	2011	2010
	A$m	A$m

(Loss)/profit before income tax	(563.0)	72.1

Tax at the standard Australian rate of 30%	(168.9)	21.6
Effect of tax rates in other jurisdictions	(4.6)	2.6
Non-deductible impairment of goodwill	154.1	-
Non-deductible impairment of goodwill in jointly controlled entity	11.7	-
Non-deductible expenses	3.7	0.8
Share-based payments	1.0	(0.5)
Losses not tax effected	0.3	0.3
Non-assessable income	(1.6)	(0.3)
Adjustments for prior years	(1.2)	(0.2)
Other	(1.0)	(1.5)

Income tax (benefit)/expense	(6.5)	22.8

Note 6 – Dividends
Details of dividends paid are as follows:

			Half year ended
			31 December
	Cents per	Franked	2011	2010
	share	%	A$m	A$m
Final 2011	35.0	43%	72.1	-
Final 2010	23.0	74%	-	46.9

Total dividends paid			72.1	46.9
Shares issued under the dividend reinvestment plan			(23.4)	(11.5)

Total cash dividends paid			48.7	35.4

Since the end of the half year, the directors have determined the payment of an unfranked interim dividend of 10.0 cents per share. The estimated amount of the dividend expected to be paid on 10 April 2012 out of consolidated retained earnings, but not recognised as a liability at the end of the half year, is approximately A$20.6 million. On 17 February 2012, the directors resolved to suspend the dividend reinvestment plan. As a consequence, the dividend reinvestment plan will not operate for this distribution payment.
Note 7 – Contingencies
In the ordinary course of business, the Group is required to provide guarantees and letters of credit in respect of the performance of contracts and workers compensation insurance. The amounts of the guarantees provided by the Group as at 31 December 2011 and 30 June 2011 were A$46.6 million and A$64.5 million, respectively.
As at 30 June 2011, the Group had a legal provision of A$9.8 million related to a dispute involving a breach of contract (refer to Note 22c in the annual financial report for the year ended 30 June 2011). During the half year ended 31 December 2011, the Group paid A$9.8 million in settlement of the dispute.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 8 – Business combinations
Summary of acquisitions
•	In July 2011, the Group purchased certain assets and the business of Goldman Metals, Inc. This business is a ferrous and non-ferrous scrap processor located in New Bern, North Carolina in the United States.

•	In August 2011, the Group purchased certain assets and the business of Laurence Scrap Metals. This business is a ferrous and non-ferrous scrap processor located in Perth, Australia.

•	In August 2011, the Group purchased certain assets and the business of Ace Auto Parts, Inc. This business is a ferrous and non-ferrous scrap processor located in Camden, New Jersey in the United States.

•	In August 2011, the Group purchased the issued capital of Deane Wood Export Limited. This business is a ferrous and non-ferrous scrap processor located in Aldershot, England in the United Kingdom.

•	In September 2011, the Group purchased certain assets and the business of F E Mottram Ltd. This business is a non-ferrous scrap processor located in Sheffield, England in the United Kingdom.

•	In September 2011, the Group purchased the issued capital of S3 Interactive Limited (S3i). S3i, which is located in Glasgow, Scotland in the United Kingdom, specialises in the recovery, repair and refurbishment of mass market mobile devices.

•	In October 2011, the Group purchased certain assets and the business of Promet Marine Services Corporation Limited. This business is a deep sea export facility located in Providence, Rhode Island in the United States.
Had the above acquisitions occurred on 1 July 2011, there would not have been a material change to the Group’s revenue and net profit. Additionally, revenue and net profit contribution by the above acquisitions to the Group post acquisition was not material.
Purchase consideration for the above acquisitions and cash outflow were as follows:

A$m
Cash paid for current year acquisitions	69.1
Cash acquired	(4.8)

Cash outflow for acquisitions	64.3

The Group has provisionally recognised the fair values of the identifiable assets and liabilities of the above acquisitions based upon the best information available as of the reporting date. The provisional fair values were as follows:

A$m
Cash	4.8
Trade and other receivables	3.1
Inventory	1.4
Property, plant and equipment	27.7
Identified intangible assets	4.4
Trade and other payables	(4.2)
Current tax liabilities	(0.1)
Deferred tax liabilities	(0.3)

Net assets acquired	36.8

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 8 – Business combinations (continued)
Goodwill recognised as a result of the above acquisitions was as follows:

A$m
Total cash consideration	69.1
Deferred cash consideration	3.2
Less: net assets acquired	(36.8)

Goodwill on acquisition	35.5

The goodwill is attributable to several factors including site locations, synergies existing in the operations acquired and the assembled workforce, which together contribute to the profitability of the acquired businesses. Some of the goodwill recognised is expected to be deductible for income tax purposes.
Acquisition-related costs amounting to A$1.2 million have been excluded from the consideration transferred and have been recognised in the income statement in the period, within the “other expenses” line item.
Note 9 – Goodwill

	31 December	31 December
(a) Carrying amounts	2011	2010
	A$m	A$m
At 1 July
Cost	1,113.3	1,308.7
Accumulated impairment	(124.6)	(157.0)

Net book amount	988.7	1,151.7

Half year ended 31 December
Opening net book amount	988.7	1,151.7
Acquisition of subsidiaries	35.5	22.9
Impairment charge	(556.8)	-
Foreign exchange differences	39.8	(179.5)

Closing net book amount	507.2	995.1

At 31 December
Cost	1,197.0	1,126.7
Accumulated impairment	(689.8)	(131.6)

Net book amount	507.2	995.1

(b) Allocation of goodwill by segment

	31 December	30 June
	2011	2011
	A$m	A$m
Australasia	34.4	30.7
North America	356.0	815.6
Europe	116.8	142.4

Total	507.2	988.7

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 9 – Goodwill (continued)
(c) Allocation of goodwill by CGU
Goodwill acquired through business combinations has been allocated to groups of cash generating units (“CGUs”) that are expected to benefit from the acquisition. CGUs representing greater than 10% of goodwill are as follows:

		31 December	30 June
		2011	2011
CGU	Segment	A$m	A$m
North America Metals	North America	267.6	731.7
Continental Europe Recycling Solutions	Europe	55.0	61.1
United States Recycling Solutions	North America	52.7	49.9
All other CGUs		131.9	146.0

Total		507.2	988.7

(d) Impairment charges recognised by segment
The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. Due to the difficult economic conditions affecting the Group’s industry, changes to the Group’s operating results and forecasts, and a significant reduction in the Group’s market capitalisation, the Group determined a triggering event had occurred as at 31 December 2011 and performed a goodwill impairment test, which resulted in the following impairment charges being recognised:

	Half year ended
	31 December
	2011	2010
	A$m	A$m
Australasia (Australia Recycling Solutions CGU)	3.6	-
North America (North America Metals CGU)	510.8	-
Europe (U.K. Metals CGU)	42.4	-

Total	556.8	-

The impairment charge related to the Australia Recycling Solutions CGU was due to continued operating losses for this CGU. As a result, the carrying value of goodwill for this CGU exceeded its recoverable amount. After the impairment charge, this CGU had no remaining goodwill.
Results for the North America Metals CGU and U.K. Metals CGU were impacted by weak volumes and margin pressure that was encountered during the last three months of the half year ended 31 December 2011. In October and November 2011, ferrous scrap prices rapidly declined as deep sea ferrous markets became illiquid as economic concerns for Europe and for slowing growth in China became pervasive. These factors adversely impacted the operating results for these CGUs during the half year ended 31 December 2011 which required a reassessment of the future cash flows of these CGUs. As a result, the carrying value of the goodwill for both CGUs was not fully recoverable resulting in the impairment charges for these CGUs. After the impairment charges, remaining goodwill was A$267.6 million and A$26.7 million for the North America Metals CGU and U.K. Metals CGU, respectively.
As described in Note 9(f), future changes in any of the key assumptions that are used for goodwill impairment testing may result in additional impairment being recognised in future periods.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 9 – Goodwill (continued)
(e) Goodwill impairment tests and key assumptions
The recoverable amount of each of the Group’s CGUs was determined based on the higher of fair value less costs to sell or value-in-use. The Group believes its methodology is the most meaningful method, in order to reflect the cyclicality of its business and the volatile nature of commodity markets that can impact its business.
The value-in-use calculations use a 5-year cash flow projection which is based on a 5-year forecast prepared by management. The 5-year forecast is developed using historical averages derived from fiscal 2008 to fiscal 2011 results, half year results through 31 December 2011 and the forecast for the half year ending 30 June 2012. These 5-year projections also incorporate management estimates related to the inherent impact of future volatility in volumes, commodity prices and margins drawn from past experience and factor in current and expected future economic conditions and considers the potential benefits to arise from significant capital investments approved by the Board. A terminal value is determined from the final year of cash flow based on application of the Gordon Growth model. The cash flows are discounted using rates that reflect management’s estimate of the time value of money and the risks specific to each CGU that are not already reflected in the cash flows. In determining appropriate discount rates for each CGU, consideration has been given to a weighted average cost of capital of the entity as a whole and adjusted for country and business risk specific to the CGU.
The cash flow projections are based on management’s best estimates, with reference to historical results, to determine income, expenses, capital expenditures and cash flows for each CGU.
The key assumptions used for the value-in-use calculations were as follows:

	Discount rate (pre-tax)		Growth rate
	31 December	30 June	31 December	30 June
	2011	2011	2011	2011
	%	%	%	%
Australasia	14.0 – 19.9	13.3 – 16.9	2.5	2.5
North America Metals	13.4	13.2	3.0	3.0
Rest of North America	13.6 – 14.1	12.7 – 13.1	3.0	3.0
Europe	13.3 – 14.8	12.6 – 14.6	1.5 – 2.5	1.5 – 2.5
(f) Impact of possible changes in key assumptions
With regard to the assessment of the value-in-use of each CGU, a sensitivity analysis was conducted on the effect of changes in forecasted cash flows and discount rates. If forecasted cash flows were to decrease by 10% for each CGU, an additional impairment charge of A$120.0 million and A$26.7 million would be required for the North America Metals CGU and U.K. Metals CGU, respectively. If discount rates were to increase by 1% for each CGU, an additional impairment charge of A$144.5 million and A$26.7 million would be required for the North America Metals CGU and U.K. Metals CGU, respectively.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 10 – Investments in associates and jointly controlled entities

	Country of
Name of associate or jointly controlled entity	incorporation	Ownership interest %
		December	June
		2011	2011
SA Recycling LLC	USA	50	50
Metal Management Nashville, LLC	USA	50	50
Rondout Iron & Metal LLC	USA	50	50
Richmond Steel Recycling Limited	Canada	50	50
LMS generation Pty Ltd	Australia	50	50
Australia Refined Alloys Pty Limited	Australia	50	50
ITL Logistics GmbH	Germany	34	34
Extruded Metals (New Zealand) Limited	New Zealand	0	33
(a) Movements in carrying amounts

	Half year ended
	31 December
	2011	2010
	A$m	A$m
Balance at the beginning of the period	310.3	369.5
Share of (loss)/profit before tax	(2.6)	2.5
Associates’ share of income tax expense	(1.0)	(0.7)
Accretion of deferred gain to equity accounted profit	1.2	1.3
Dividends received	(2.9)	(1.9)
Return of capital	(0.3)	—
Impairment of goodwill in jointly controlled entity	(57.5)	—
Foreign exchange differences	15.4	(55.4)

Balance at the end of the period	262.6	315.3

(b) Impairment of goodwill in jointly controlled entity
On a regular basis, investments in associates and jointly controlled entities are tested for impairment if the Group believes events or changes in circumstances indicate that the carrying value amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the investment exceeds its recoverable amount. The recoverable amount is the higher of an investment’s fair value less costs to sell and value-in-use.
In the half year ended 31 December 2011, SA Recycling LLC recognised an impairment on goodwill, the Group’s pre-tax share of which is A$57.5 million. This has been recognised in the income statement in the period. The impairment represents the portion of SA Recycling LLC’s goodwill attributable to the Group which was determined to be not recoverable based on the value in use of the business. Similar to the Group’s North America Metals CGU, SA Recycling LLC has been impacted by current economic conditions which have impacted its financial results and future forecasts.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 10 – Investments in associates and jointly controlled entities (continued)
(c) Share of associates’ and jointly controlled entities’ profit

	Half year ended
	31 December
	2011	2010
	A$m	A$m
(Loss)/profit before income tax	(1.4)	3.8
Associates’ share of income tax expense	(1.0)	(0.7)

(Loss)/profit after income tax recognised in equity accounted investment	(2.4)	3.1
Jointly controlled entities’ income tax benefit/(expense)[1]	0.3	(1.8)

Associates’ and jointly controlled entities’ (loss)/profit after tax	(2.1)	1.3

____________
1The jointly controlled entities to which this relates are “pass-through” entities for taxation purposes. As such, the Group incurs the income tax expense and associated tax liability on its share of the profit and includes this amount as part of its income tax expense.
Note 11 – Contributed equity
On 7 October 2011, the Company announced an on-market share buy-back program which will allow the buy-back of a maximum of 10% of issued capital (20,603,871 ordinary shares) over a 12-month period on the ASX. The buy-back commenced on 24 October 2011. The Company purchased 2,000,000 ordinary shares at an average price of A$12.78, with prices ranging from A$11.92 to A$13.96, under the share buy-back program during the half year ended 31 December 2011. These reacquired shares have been cancelled. The current on-market share buy-back program is ongoing through 23 October 2012.
Movements in the ordinary share balance were as follows:

	Half year ended
	31 December
	2011	2010
	’000	’000
On issue per share register at the beginning of the period	205,394	203,881
Issued under long-term incentive plans	708	358
Cancelled under long-term incentive plans	(24)	-
Issued under the dividend reinvestment plan	1,773	683
Share buy-back	(2,000)	-

On issue per share register at the end of the period	205,851	204,922

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2011
Note 12 – Parent entity financial information

	31 December	30 June
	2011	2011
	A$m	A$m
Statement of financial position:
Current assets	51.3	53.5
Total assets	3,145.7	4,285.2

Current liabilities	61.3	71.3
Total liabilities	62.0	72.0

Shareholders’ equity:
Contributed equity	4,137.9	4,138.6
Reserves	83.0	71.9
Retained (deficit)/earnings	(1,137.2)	2.7

Total equity	3,083.7	4,213.2

	Half year ended
	31 December
	2011	2010
	A$m	A$m
(Loss)/profit for the half year[1]	(1,067.9)	43.6

Total comprehensive (loss)/income for the half year	(1,067.9)	43.6

The parent entity has current liabilities greater than current assets. The current liabilities primarily represent intercompany balances between entities which are a party to a Deed of Cross Guarantee to which the parent entity is also a party. Refer to Note 28 in the annual financial report for the year ended 30 June 2011.
____________
1The parent entity’s loss for the half year ended 31 December 2011 included a non-cash impairment charge of A$1,137.0 million after tax against the parent entity’s investment in subsidiaries. In accordance with AASB 136 (IAS 36), the parent entity’s investment in subsidiary balance was compared to the higher of its value-in-use or fair market value less costs to sell, and the comparison identified an impairment in the carrying value of the parent entity’s investment in subsidiaries. This non-cash charge is reversed on consolidation and does not impact the consolidated financial statements of the Group.
Note 13 – Events occurring after the balance sheet date
On 17 January 2012, the Group acquired 16 percent of the existing shares of Chiho-Tiande Group Limited (“CTG”), a Hong Kong listed metals and electronics recycler with operations in the People’s Republic of China and Hong Kong. The shares were acquired from founder Chairman Ankong Fang and Delco Participation B.V. (Delco), a Netherlands-based scrap metal company, for total consideration of HK$750.1 million. Delco has granted an option to the Group to acquire a further 2 percent of CTG. In addition, subject to approval by CTG’s independent shareholders, the Group will subscribe for a three-year HK$316.0 million convertible bond and be issued warrants from CTG.
On 15 November 2011, the Group and Nyrstar NV announced their intention to sell their respective interests in the secondary lead producing facility in Sydney, Australia of Australian Refined Alloys to companies associated with Renewed Metal Technologies for a total sale price of A$80.0 million. On 8 February 2012, approval for this transaction was granted by the Australian Competition and Consumer Commission. Completion of the sale is still subject to approval of the Foreign Investment Review Board (“FIRB”). Subject to the parties receiving approval from FIRB, the sale is expected to occur by the end of February 2012.
No other matters or circumstances have arisen since the end of the half year which have significantly affected or may significantly affect the Group’s operations, the results of those operations, or the state of affairs of the Group in future financial years.

Sims Metal Management Limited
Directors’ Declaration
In the directors’ opinion:
(a)	the financial statements and notes set out on pages 4 to 20 are in accordance with the Corporations Act 2001, including:
i.	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

ii.	giving a true and fair value view of the consolidated entity’s financial position as at 31 December 2011 and of its performance for the half year ended on that date, and
(b)	there are reasonable grounds to believe that Sims Metal Management Limited will be able to pay its debts as and when they become due and payable.
The declaration is made in accordance with a resolution of the directors.

P J Varello Chairman	D W Dienst Group Chief Executive Officer

Houston 16 February 2012	Sydney 17 February 2012

Independent auditor’s review report to the members of Sims Metal Management Limited
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Sims Metal Management Limited, which comprises the consolidated statement of financial position as at 31 December 2011, and the consolidated income statement, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Sims Metal Management Limited Group (the consolidated entity). The consolidated entity comprises both Sims Metal Management Limited (the company) and the entities it controlled during that half-year.
Directors’ responsibility for the half-year financial report
The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410
Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Sims Metal Management Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sims Metal Management Limited is not in accordance with the Corporations Act 2001 including:
(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.
PricewaterhouseCoopers

Andrew J Parker	Sydney
Partner	17 February 2012